February 8, 2013

Public Filing Desk

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

John Grzeskiewicz

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust III, File No. 333-185875, Form N-14.  Reorganization of the Marathon Value Portfolio, a series of the Unified Series Trust, into the Marathon Value Portfolio, a series of Northern Lights Fund Trust III.

Dear Ladies and Gentlemen, Ms. Churko and Mr. Grzeskiewicz:

On behalf of Northern Lights Fund Trust III (the "Registrant"), a Delaware statutory trust, this letter responds to oral comments provided by Ms. Churko on behalf of the staff of the Securities and Exchange Commission (the “Staff”) on February 6, 2013.  The Registrant anticipates submitting an amended registration statement on Form N-14 (the “Amendment”) on or about February 11, 2013, and requesting acceleration of the effective date of the Amendment to February 11, 2013 or, in the alternative, to the earliest possible time the SEC staff shall determine.  The Registrant is attaching a revised version of Form N-14 that reflects edits made in response to your comments, as well as to update certain items.  The Registrant does not anticipate that the Amendment would have any material differences from the marked N-14 attachment, other than the inclusion of updated or missing information.

Each comment of the Staff is set forth below and immediately is followed by the response of the Registrant, which the Registrant has authorized Thompson Hine LLP to make on its behalf.

1.

In the answer to “Question:  How will the Reorganization affect the fees and expenses I pay as a shareholder of the Marathon Value Portfolio?” under the Questions and Answers section, please clarify that the Adviser did not waive fees or reimburse expenses of the Marathon Value Portfolio (the “Fund”) during the fiscal year ended October 31, 2012.  Also, please clarify that any waiver or reimbursement is subject to repayment in the three fiscal years following the fiscal year in which the particular waiver or reimbursement occurred.

Response:  The Registrant has revised the disclosure as requested.

2.

In the fee table, please state the name of each Fund in the appropriate column header.

Response:  The Registrant has revised the disclosure as requested.

3.

In the paragraph headed “Portfolio Turnover,” please provide the portfolio turnover rate as of October 31, 2012.

Response:  The Registrant has revised the disclosure as requested.

4.

Please revise the capitalization table to reflect pro forma changes to the New Fund and include a footnote describing the basis for the changes in net assets and net asset value.

Response:  The Registrant has revised the disclosure as requested.

5.

In the paragraph headed “Costs and Expenses of the Reorganization,” please include an estimate of the costs of the reorganization.

Response:  The Registrant has revised the disclosure to include the cost of the reorganization.  Please note that we are still gathering cost-related information and will specify the amount (currently shown as a blank line in brackets) in the Amendment.

6.

In the fourth paragraph under the heading “Management Agreement,” please describe the amount of fee waivers and reimbursements currently subject to repayment by the Fund and the expiration date thereof.  In addition, please confirm to the Staff that repayment will not occur if it would cause the Fund’s expense ratio to exceed the 1.20% expense limitation.

Response:  The Registrant has revised the disclosure as requested.  In addition, the Registrant confirms that the Adviser will not be eligible for repayment if such repayment would cause the Fund’s expense ratio to exceed the 1.20% expense limitation.

7.

In the first sentence of the paragraph headed “Financial Highlights,” please revise the sentence to state: “It is anticipated that following the Reorganization, the Existing Fund will be the accounting survivor of the New Fund.”

Response:  The Registrant has revised the disclosure as requested.

8.

In the Statement of Additional Information, please revise the headings to the Statement of Assets and Liabilities and Statement of Operations to specify that these statements are unaudited.

Response:  The Registrant has revised the disclosure as requested.

9.

In Note 3 to the financial statements, please describe the amount of fee waivers and reimbursements currently subject to repayment by the Fund and the expiration date thereof.

Response:  The Registrant has revised the disclosure as requested.

* * *

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

•

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct comments to my attention at 614-469-3347 or to JoAnn Strasser at 614-469-3265.

Sincerely,

/s/ Mark D. Maxwell

Mark D. Maxwell